November 28, 2017

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited

Form 20-F for the Year Ended June 30, 2016

Filed November 15, 2016

Response dated October 16, 2017

File No. 1-35755

Dear Ms. Salik and Messrs. Pavot and O’Brien,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 31, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Annual Report.

*              *              *

Form 20-F for the Year Ended June 30, 2016

Trade and Other Receivables, page F-3

1.        We note your responses to comments 1 through 11 of our letter dated August 25, 2017. Your responses do not demonstrate that you performed a complete analysis of the requirements of ASC 310-10-35-4 through 35-11 as well as considered the objective negative factors cited in our prior letters in determining your allowance for doubtful accounts as of June 30, 2016. Please complete a comprehensive analysis of the allowance for doubtful accounts recorded as of June 30, 2016 and June 30, 2017 and correspondingly record the appropriate adjustments to your financial statements. Please ensure you consider the guidance of ASC 250-10-45-22 through 45-24 as well as ASC 250-10-50-7 through 50-10. Please also consider the impact of any adjustments on your original conclusions regarding the effectiveness of your disclosure controls and procedures and/or internal controls over financial reporting pursuant to Items 307 and 308 of Regulation S-K. We also remind you of the filing requirements of Item 4.02 of Form 8-K.

Response:

The Company performed a complete analysis of the requirements of ASC 310-10-35-4 through 35-11 (the requirements) as well as considered the objective negative factors cited in your prior letters in determining its allowance for doubtful accounts as of June 30, 2017 and June 30, 2016. Please refer to the analysis report in the Appendix and its conclusions, specifically it increased its doubtful debts provision by $25.16 million.

Based on the Company’s (i) complete analysis of the allowance for doubtful accounts recorded as of June 30, 2016 and June 30, 2017 and (ii) consideration of the guidance of ASC 250-10-45-22 through 45-24 as well as ASC 250-10-50-7 through 50-10, the Company is not of the opinion that it needed to record any adjustments on its original financial statements. Moreover the Company has determined that its disclosure controls and procedures and/or internal controls over financial reporting pursuant to Items 307 and 308 of Regulation S-K were effective and accordingly, no disclosures need be made under Item 4.02 of Form 8-K.

If you have any questions regarding the Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer

Delta Technology Holdings Limited

(via email: dhm@deltath.com)

Mr. Duncan Cheng

Delta Technology Holdings Limited

(via email: dc@deltath.com)

Appendix

Analysis Report on the Allowance for Doubtful Accounts recorded as of June 30, 2016 and June 30, 2017

Introduction

Delta Technology Holdings Limited (the “Company”) has been engaging in the manufacturing of agricultural chemicals in the People’s Republic of China (“China”) since 2007. Recently, the Company was requested by the Staff of Securities and Exchange Commission (the “Staff”) to demonstrate the performance of a comprehensive analysis of the allowance for doubtful accounts recorded as of June 30, 2016 and June 30, 2017. As requested by the Staff, the Company performed a complete analysis of the requirements of ASC 310-10-35-4 through 35-11 as well as considered the objective negative factors cited in the Staff’s prior letters in determining its allowance for doubtful accounts.

Allowance Method

Pursuant to US generally accepted accounting principles (“GAAP”), the Company estimates bad debt expenses using the allowance method by analyzing an accounts receivable (“AR”) aging report. Based on its historical collecting experience, the management of the Company estimated the percentage of the AR balance that is uncollectible. The current policy provides 50% and 100% loss allowances for accounts greater than one year old, and two years old, respectively. The Company also evaluated the adequacy of the percentage or the allowance for doubtful accounts by referencing its counterparts in China with similar industry and geographic risk characteristics. The following sets forth the percentages applied to the aging extracted from the AR allowance provision policy of three China-listed companies with similar risk characteristics of the Company.

Company Name	Stock Code	6 months	7-12m	1-2years	2-3y	3-4y	4-5y	5y+

Jiangsu Huifeng Agrochemical Co., Ltd	002496	0.3%	1%	20%	30%	100%	100%	100%

Nantong Jiangshan Agrochemical Co., Ltd	600389	5%	5%	10%	30%	50%	80%	100%

Jiangsu Yangnong Chemical Group Co., Ltd	600486	10%	10%	20%	35%	50%	100%	100%

(Sources: 2016 Annual Reports from www.cninfo.com.cn)

By comparing to and updating these industry data over time, the Company confirms the adequacy of its percentage estimation. As per the above, these public companies’ policies provide 20% or a little less than 20% and approximately 30% loss allowances for accounts greater than one year old, and two years old, respectively. Further, they would normally provide 100% allowances for accounts greater than four years old. By comparison, the Company has been conservative in the percentages in its AR allowance provision policy.

Aging Report and the Allowance

The Company provides 50% and 100% loss allowances for accounts greater than one year old, and two years old, respectively. The following are the details (in US$ million) of the relationship between the aging report of trade receivables and its allowance for doubtful accounts for the years ended June 30, 2017, 2016 and 2015.

Age Group and % Applied		AR Amount and % Changed
		2017		2016		2015
0-1 year	0%	6.08	-87%	45.73	-14%	52.96
1-2 years	50%	29.82	-239%	8.79	408%	1.73
2 years or above	100%	12.20	253%	3.46	108%	1.66
		48.10	-17%	57.98	3%	56.35

Age Group and % Applied		Allowance and % Changed
		2017		2016		2015
0-1 year	0%	-	N/A	-	N/A	-
1-2 years	50%	14.91	240%	4.39	408%	0.86
2 years or above	100%	12.20	253%	3.46	108%	1.66
		27.11	245%	7.85	212%	2.52

For the year ended June 30, 2016, allowance for doubtful accounts of trade receivables increased by $5.33 million, or 212%, to $7.85 million from $2.52 million for fiscal year 2015. The change in allowance was primarily attributable to the following:

•	Trade receivables increased by $1.63 million, or 3% to $57.98 million for fiscal year 2016 from $56.35 million for fiscal year 2015.
•	The past due over 0 to 1 year receivables decreased by $7.23 million, or 14% to $45.73 million for fiscal year 2016 from $52.96 million for fiscal year 2015.
•	The past due over 1 to 2 years receivables increased by $7.06 million, or 408% to $8.79 million for fiscal year 2016 from $1.73 million for fiscal year 2015, that resulted in a provision of $4.39 million of allowance for doubtful accounts in that category.
•	The past due over 2 years or above receivables increased by $1.80 million, or 108% to $3.46 million for fiscal year 2016 from $1.66 million for fiscal year 2015, that resulted in a provision of $3.46 million of allowance for doubtful accounts in that category.
•	Total allowance for doubtful accounts of $7.5 million, net of any exchange differences, was recognized in the consolidated income statement for the fiscal year 2016, due to the changes in the aging group.

For the year ended June 30, 2017, allowance for doubtful accounts of trade receivables increased by $19.26 million, or 245%, to $27.11 million from $7.85 million for fiscal year 2016. The change in allowance was primarily attributable to the followings:

•	Trade receivables decreased by $9.88 million, or 17% to $48.10 million for fiscal year 2017 from $57.98 million for fiscal year 2016.
•	The past due over 0 to 1 year receivables decreased by $39.65 million, or 87% to $6.08 million for fiscal year 2017 from $45.73 million for fiscal year 2016.
•	The past due over 1 to 2 years receivables increased by $21.03 million, or 239% to $29.82 million for fiscal year 2017 from $8.79 million for fiscal year 2016, that resulted in a provision of $14.91 million of allowance for doubtful accounts in that category.
•	The past due over 2 years or above receivables increased by $8.74 million, or 253% to $12.20 million for fiscal year 2017 from $3.46 million for fiscal year 2016, that resulted in a provision of $12.20 million of allowance for doubtful accounts in that category.
•	Total allowance for doubtful accounts of $24.0 million, net of any exchange differences, was recognized in the consolidated income statement for the fiscal year 2017, due to the changes in aging group.

The above information shows that the allowance for doubtful accounts had a proportionate increase with the aging of the trade receivables. The Company has been applying the methodology consistently from period to period.

Historical Experience in Collecting Delinquent Accounts

The following is the historical experience in collecting delinquent accounts (analyzed by aging category). For fiscal years 2015 and 2016, the subsequent settlement represents the amount collected from each age group of trade receivables in the next fiscal year or subsequent one year period. For fiscal year 2017, the subsequent settlement represents the amount collected from each age group of trade receivables up through September 30, 2017.

Age Group	Subsequent Settlement and its % to the Aged AR
	2017		2016		2015
0-1 year	4.50	74%	15.90	35%	44.17	83%
1-2 years	9.54	32%	0.05	1%	-	0%
2 years or above	-	0%	-	0%	-	0%
	14.04	29%	15.95	28%	44.17	78%

For the fiscal year 2016, the amount collected from trade receivables decreased to 28% from 78% in fiscal year 2015. The change was primarily attributable to the following:

•	Financial performance of most of our customers had been affected by the slowdown in China’s economic growth, which in turn delayed the settlement of their accounts payable.
•	Banks in China became conservative in lending due to the macro-economic control by the China Government, which in turn, affected the liquidity of their customers.

For the fiscal year 2017, the amount collected from trade receivables was 29% as at September 30, 2017. This is a significant improvement as most (74%) of the trade receivables aged 0-1 year, and some (32%) of the trade receivables aged 1-2 years were collected. This improvement in collections is primarily attributable to the following:

•	The Company strengthened its collection efforts through better communications with its customers.
•	The Company executed a new policy to appraise that the management of its sales department based on its performance in collecting delinquent accounts.

Other Receivables

Other receivables are those receivables that are not related to the sales, which include mainly the advance payment for supplies and a current account balance of a previous group company with a pledged property. The Company provides specific allowances on other receivables under its receivable allowance policy. Specific allowances are determined at the individual account level based on an assessment on specific risk characteristics on financial ability, receivables category, repayment history, delinquency status, and/or any collateral pledged. Particularly, the Company would also look into the nature of the receivables, and update its assessements periodically from public searches and peer intelligence about a debtor’s financial ability.

For the fiscal year ended June 30, 2016, other receivables increased by $12.42 million, or 30%, to $53.80 million from $41.38 million for fiscal year 2015. The change in other receivables was primarily attributable to the fact that the Company’s advance payment for supplies could not be utilized effectively due to its significant unexpected drop in sales orders which, in turn, led to a decrease in costs of sales by $133.98 million, or 73%, to $48.71 million from $182.70 million for fiscal year 2015.

For the fiscal year ended June 30, 2017, other receivables increased by $1.89 million, or 4%, to $55.68 million from $53.80 million for fiscal year 2016. The change in other receivables was not significant.

For the three months ended September 30, 2017, other receivables decreased by $10.55 million, or 19%, to $45.14 million from $55.68 million for fiscal year 2017. The decrease in other receivables was due to the increase in production, which led to the increase in consumption of advance payments for supplies. Costs of sales for the three months ended September 30, 2017 were approximately $23.44 million. The Company forecasts there would be a continuing decrease in the other receivables based on its current sales forecasts and production plans.